Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of NMT Medical, Inc. for the registration of up to $65,000,000 of aggregate dollar amount of common stock, preferred stock, debt securities and warrants and to the incorporation by reference therein of our reports dated March 9, 2006, with respect to the consolidated financial statements of NMT Medical, Inc., NMT Medical, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of NMT Medical, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

October 18, 2006

Boston, Massachusetts